Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the quarter and year ended March 31, 2012 under IFRS

Wipro Records 19% YoY Revenue Growth in the quarter

Bangalore, India and East Brunswick, New Jersey, USA – April 25, 2012 – Wipro Limited (NYSE:WIT) today announced financial results under International Financial Reporting Standards (IFRS) for its fourth quarter and year ended March 31, 2012.

Highlights of the Results:

Results for the Quarter ended March 31, 2012:

•	IT Services Revenue was $1,536 million, a sequential increase of 2.0% and YoY increase of 9.7%.

•	Non-GAAP constant currency revenue growth was 1.3% sequentially, in line with the guidance range.

•	Total Revenues were 98.69 billion ($1.94 billion1), an increase of 19% YoY.

•	Net Income was 14.81 billion ($291 million1), an increase of 8% YoY. Non-GAAP Adjusted Net Income was 14.81 billion ($291 million1), an increase of 8% YoY.

•	IT Services Revenues were 75.9 billion ($1,491 million1), an increase of 21% YoY.

•	IT Services Earnings Before Interest and Tax (EBIT) was 15.73 billion ($309 million1), an increase of 13% YoY.

•	Our Operating Income to Revenue for IT Services was 20.7% for the quarter.

Results for the year ended March 31, 2012

•	IT Services Revenue was $5,921 million, an increase of 13.4% YoY.

•	Total Revenues were 375.25 billion ($7.37 billion1), an increase of 21% YoY.

•	Net Income was 55.73 billion ($1.1 billion1), an increase of 5% YoY

•	IT Services Revenues were 284.31 billion ($5.59 billion1), an increase of 21% YoY.

•	IT Services Earnings Before Interest and Tax (EBIT) was 59.27 billion ($1.16 billion1), an increase of 11% YoY.

•	Our Operating Income to Revenue for IT Services was 20.8% for the year.

•	Wipro declares a final dividend of 4 ($0.081) per share/ADS, taking the total dividend declared during the year to 6 ($0.121) per share/ADS.

Performance for the quarter and year ended March 31, 2012

Azim Premji, Chairman of Wipro, commenting on the results said – “Corporations globally are focused on leveraging technology to drive revenues and productivity. Our strategy is aligned to deliver value to our customers by partnering with them in this journey.”

Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said – “Our focus on operations helped improve revenue productivity and deliver strong cash flows in a volatile environment.”

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on March 30, 2012, for cable transfers in Indian rupees, as certified by the Federal Reserve Board of New York, which was US $1= 50.89. However, the realized exchange rate in our IT Services business segment for the quarter ended March 31, 2012 was US$1= 49.43

T K Kurien, Executive Director & Chief Executive Officer, IT Business, said – “We have delivered revenues in line with our guidance in an uncertain environment. Our restructuring journey started with us positioning the customer at the center of all our efforts – we have seen progress with customer satisfaction scores going up in each of the last 4 quarters and we have created better value for our clients, with 7 customers contributing more than $100 million in revenues. ”

Outlook for the Quarter ending June 30, 2012

We expect Revenues from our IT Services business to be in the range of $1,520 million to $1,550 million*.

*	Guidance is based on the following exchange rates: GBP/USD at 1.58, Euro/USD at 1.31, AUD/USD at 1.07, USD/INR at 50.07.

IT Services (76% of Total Revenue and 93% of Operating Income for the year ended March 31, 2012)

The IT Services segment had 135,920 employees as of March 31, 2012, an increase of 13,535 people in the year. We added 41 new customers for the quarter and 173 new customers during the year.

Our investments in building deep domain knowledge and innovative delivery models to provide predictive outcomes to our clients have helped garner greater customer mindshare and helped win strategic deals.

The National University of Singapore, the largest university in Singapore and one of the most reputed in the APAC region, has chosen Wipro as a partner for a multi-million dollar IT Infrastructure Services engagement. This partnership constitutes one of the largest IT outsourcing engagements by the Singapore Government in the Higher Education sector.

Wipro has signed a multi-year deal with a large financial institution to provide development and operational support services. The scale and scope of this project will improve information lifecycle management, regulatory compliance and enhance data quality. This will help our customer achieve a leadership position in the market and help integrate acquisitions faster.

A leading global computing peripherals provider has selected Wipro to reduce the total cost of ownership of R&D for its legacy product portfolio. Wipro will be responsible for sustenance and enhancement of firmware for a large family of devices for the next 5 years.

Wipro has won a multi-year engagement with a leading communication service provider in North America, to provide technical support services and in future, enable a set of IT and Operations transformation initiatives.

Wipro won a large contract facilitated by NABARD to provide the total solution and implement core banking solutions (CBS) in the identified State Co-operative Banks and Central Co-operative Banks including providing the required database, middleware, network, project implementation and project management. With the help of CBS, the co-operative banks will facilitate the optimal technology use in rural financial sector.

Awards and accolades

Wipro was recognized by the Ethisphere Institute, a leading business ethics think-tank, as one of the 2012 World’s Most Ethical (WME) Companies. This recognition is for a select number of companies from around the world who demonstrate consistently high levels of transparency, ethics and corporate responsibility.

Wipro won the prestigious Managed Services Vendor of the year 2011 from Corporate Publishing International (CPI), Dubai. The CNME awards are an annual event that recognizes both End Users and Vendors across 20 categories and this year the winners were chosen from 210 nominations.

The USPTO (United States Patent and Trademark Office) has granted a patent to Wipro for its invention in the area of Information management. The patent proposes an unique system and method which streamlines and improves overall efficiency of data migration and governance processes. The solution establishes an automated migration environment with repeatable and reusable processes for information led business transformation initiatives.

On April 2, 2012, Standard & Poor’s Ratings Services raised its long-term corporate credit rating on Wipro to ‘BBB+’ from ‘BBB’. The outlook is stable.

IT Products (10% of Total Revenue and 3% of Operating Income for the year ended March 31, 2012)

•

Our IT Products segment recorded Revenue of 38.44 billion ($755 million1) for the year ended March 31, 2012 an increase of 4% YoY. Revenue for the quarter was 9.37 billion ($184 million1), an increase of 3% YoY.

•	EBIT was 1.79 billion ($35 million1) for the year, an increase of 11% YoY. EBIT was 438 million ($9 million1) for the quarter, an increase of 32% YoY.

•	The ratio of our Operating Income to Revenue for this segment was 4.6% for the year and 4.7% for the quarter.

Consumer Care and Lighting (9% of Total Revenue and 6% of Operating Income for the year ended March 31, 2012)

•

Our Consumer Care and Lighting business segment recorded Revenue of 33.4 billion ($656 million1) for the year, an increase of 23% YoY. Revenues for the quarter was 9.07 billion ($178 million1), representing an increase of 25% YoY.

•	EBIT was 3.96 billion ($78 million1) for the year, an increase of 15% YoY. EBIT was 1.13 billion ($22 million1) for the quarter, an increase of 30% YoY.

•	Operating Income to Revenue for this segment was 11.8% for the year and 12.5% for the quarter.

Wipro Limited

•	Total Revenue for the quarter and year ended March 31, 2012 was 98.69 billion ($1.94 billion1) and 375.25 billion ($7.37 billion1) respectively.

•	Net Income for the quarter and year ended March 31, 2012 was 14.81 billion ($291 million1) and 55.73 billion ($1.1 billion1) respectively.

•

Non-GAAP Adjusted Net Income (excluding impact of accelerated amortization of stock based compensation) for the quarter and year ended March 31, 2012 was 14.81 billion ($291 million1) and 55.60 billion ($1.1 billion1) respectively.

Please see the table on page 7 for a reconciliation between (i) IFRS Net Income and non-GAAP Adjusted Net Income (excluding the impact of stock-based compensation) and (ii) IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP financial measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 7 provides Adjusted Net Income for the period, which is a non-GAAP measure that excludes the impact of accelerated amortization in respect of stock options that vest in a graded manner, and IT Services Revenue on a constant currency basis, which is a non-GAAP measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We consider a stock option award with a graded vesting schedule to be in substance a single award not multiple stock option awards and accordingly believe the straight line amortization reflects the economic substance of the award. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. We believe that the presentation of this Non-GAAP Adjusted Net Income, when shown in conjunction with the corresponding IFRS measure, provides useful information to investors and management regarding financial and business trends relating to its Net Income for the period

These Non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to these non-GAAP measures, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

For internal budgeting process, our management also uses financial statements that exclude the impact of accelerated amortization relating to stock options that vest in a graded manner. Management of the Company also uses Non-GAAP Adjusted Net Income, in addition to the corresponding IFRS measure, in reviewing our financial results.

Results for the year ended March 31, 2012, computed under IFRS, along with individual business segment reports, are available in the Investors section of our website at www.wipro.com.

Quarterly Conference Calls

We will hold a conference call today at 02:00 p.m. Indian Standard Time (04:30 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (9:15 a.m. US Eastern Time) to discuss our performance for the year and quarter. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.

About Wipro Limited (NYSE: WIT)

Wipro provides comprehensive IT solutions and services, including systems integration, Information Systems outsourcing, IT enabled services, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services Company globally. Wipro also has a strong presence in niche market segments of Infrastructure Engineering and Consumer Products & Lighting. For more information, please visit our websites at www.wipro.com.

Contact for Investor Relations		Contact for Media & Press

Manoj Jaiswal	Sridhar Ramasubbu	Vipin Nair
Phone: +91-80-25056186	Phone: +1 408-242-6285	Phone: 91-80-3991-6154
Manoj.Jaiswal@wipro.com	sridhar.ramasubbu@wipro.com	vipin.nair1@wipro.com

Forward-looking and Cautionary Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

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(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

AUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of March 31,
	2011	2012	2012
			Convenience translation into US$ in millions (Unaudited)
ASSETS
Goodwill	54,818	67,937	1,335
Intangible assets	3,551	4,229	83
Property, plant and equipment	55,094	58,988	1,159
Investment in equity accounted investee	2,993	3,232	64
Derivative assets	2,984	3,462	68
Non-current tax assets	9,239	10,287	202
Deferred tax assets	1,467	2,597	51
Other non-current assets	8,983	11,781	231

Total non-current assets	139,129	162,513	3,193

Inventories	9,707	10,662	210
Trade receivables	61,627	80,328	1,578
Other current assets	19,744	25,743	506
Unbilled revenues	24,149	30,025	590
Available for sale investments	49,282	41,961	825
Current tax assets	4,955	5,635	111
Derivative assets	1,709	1,468	29
Cash and cash equivalents	61,141	77,666	1,526

Total current assets	232,314	273,488	5,374

TOTAL ASSETS	371,443	436,001	8,567

EQUITY
Share capital	4,908	4,917	97
Share premium	30,124	30,457	598
Retained earnings	203,250	241,912	4,754
Share based payment reserve	1,360	1,976	39
Other components of equity	580	6,594	130
Shares held by controlled trust	(542)	(542)	(11)

Equity attributable to the equity holders of the company	239,680	285,314	5,606
Non-controlling Interest	691	849	17

Total equity	240,371	286,163	5,623

LIABILITIES
Long - term loans and borrowings	19,759	22,510	442
Deferred tax liabilities	301	353	7
Derivative liabilities	2,586	307	6
Non-current tax liability	5,021	5,403	106
Other non-current liabilities	2,706	3,519	69
Provisions	81	61	1

Total non-current liabilities	30,454	32,153	632

Loans and borrowings and bank overdrafts	33,043	36,448	716
Trade payables and accrued expenses	42,024	47,258	929
Unearned revenues	6,595	9,569	188
Current tax liabilities	7,340	7,232	142
Derivative liabilities	1,358	6,354	125
Other current liabilities	7,934	9,703	191
Provisions	2,324	1,121	22

Total current liabilities	100,618	117,685	2,313

TOTAL LIABILITIES	131,072	149,838	2,944

TOTAL EQUITY AND LIABILITIES	371,443	436,001	8,567

WIPRO LIMITED AND SUBSIDIARIES

AUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

( in millions, except share and per share data, unless otherwise stated)

	Three months ended March 31,			Year ended March 31,
	2011	2012	2012	2011	2012	2012
			Convenience translation into US $ in millions (Unaudited)			Convenience translation into US $ in millions (Unaudited)

Gross revenues	82,714	98,164	1,929	310,542	371,971	7,309

Cost of revenues	(57,402)	(68,470)	(1,345)	(212,808)	(263,173)	(5,171)

Gross profit	25,312	29,694	583	97,734	108,798	2,138

Selling and marketing expenses	(5,550)	(7,524)	(148)	(22,172)	(27,777)	(546)
General and administrative expenses	(5,281)	(5,754)	(113)	(18,339)	(20,286)	(399)
Foreign exchange gains/(losses), net	309	527	10	445	3,278	64

Results from operating activities	14,790	16,943	333	57,669	64,013	1,258

Finance expenses	(636)	(464)	(9)	(1,933)	(3,491)	(69)
Finance and other income	2,128	2,441	48	6,652	8,895	175
Share of profits of equity accounted investee	139	7	0	648	333	7

Profit before tax	16,420	18,928	372	63,035	69,749	1,371
Income tax expense	(2,604)	(4,015)	(79)	(9,714)	(13,763)	(270)

Profit for the period	13,815	14,912	293	53,321	55,986	1,100

Attributable to:
Equity holders of the company	13,759	14,809	291	52,977	55,730	1,095
Non-controlling interest	58	103	2	344	257	5

Profit for the period	13,817	14,912	293	53,322	55,987	1,100

Earnings per equity share:
Basic	5.64	6.04	0.12	21.74	22.76	0.45
Diluted	5.61	6.03	0.12	21.61	22.69	0.45

Weighted average number of equity shares used in computing earnings per equity share
Basic	2,438,996,963	2,449,863,577	2,449,863,577	2,436,440,633	2,449,056,412	2,449,056,412
Diluted	2,454,119,878	2,455,584,590	2,455,584,590	2,451,154,154	2,455,958,722	2,455,958,722

Additional Information
Segment Revenue
IT Services	62,891	75,897	1,491	234,850	284,313	5,587
IT Products	9,105	9,370	184	36,910	38,436	7 55
IT Services & Products	71,996	85,266	1,676	271,760	322,749	6,342
Consumer Care and Lighting	7,244	9,067	178	27,258	33,401	656
Others	3,784	4,358	86	11,969	19,099	375
Total	83,024	98,691	1,939	310,987	375,249	7,374

Operating Income
IT Services	13,878	15,731	309	53,407	59,265	1,165
IT Products	332	438	9	1,609	1,787	35
IT Services & Products	14,210	16,169	318	55,017	61,053	1,200
Consumer Care and Lighting	870	1,134	22	3,450	3,956	78
Others	(291)	(360)	(7)	(798)	(996)	(20)
Total	14,790	16,943	333	57,669	64,013	1,258

Reconciliation of adjusted Non-GAAP profit to profit as per IFRS

Profit for the period attributable to Equity holders of the Company	13,759	14,809	291	52,977	55,730	1,095

Adjustments:
Accelerated amortization of stock options that vest in a graded manner	(70)	(2)	(0)	(376)	(125)	(2)

Non-GAAP adjusted profit	13,689	14,807	291	52,601	55,605	1,093

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

IT Services Revenue as per IFRS	1,536
Effect of Foreign currency exchange movement	(10)
Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	1,526

IT Services Revenue as per IFRS	1,536
Effect of Foreign currency exchange movement	24
Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	1,560